February 16, 2006

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We the company hereby acknowledges that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has Duly caused this correspondence to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  February 16, 2006

                  Holobeam, Inc.


                                   By: Melvin S. Cook
                                       --------------
                                       Melvin S. Cook